Mail Stop 3010

June 18, 2009

Mr. James B. Kylstad
Chief Executive Officer
Why USA Financial Group, Inc.
2801 S. Wayzata Boulevard, Suite 100
Minneapolis, MN 55405

      Re: Why USA Financial Group, Inc.
           Form 10-K for the year ended December 31, 2007
           Filed May 6, 2008
           File No. 000-30601

Dear Mr. Kylstad:

We issued comments to you on the above captioned filing on April 30, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 28, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 28, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3486 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief